UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70026 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Linden Thomas and Company Securities, LLC

OFFICIAL USE ONLY
290244
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Tryon Street
(No. and Street)

| Charlotte | North Carolina | 28202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten 281-419-6030
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Company, PC
(Name – *if individual, state last, first, middle name*)

| 718 Paulus Avenue | Dallas | TX | 75214 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Deirdre Patten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Linden Thomas and Company Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CCO

Title

Joyce Bussie

Notary Public

JOYCE BUSSIE
Notary Public - North Carolina
Lincoln County
My Commission Expires Aug 29, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Linden Thomas and Company Securities, LLC
# Financial Statements and Report of
# Independent Registered Public Accounting
# Firm Report Pursuant to Rule 17a-5(d)

**December 31, 2019**

**Linden Thomas and Company Securities, LLC**
**Table of Contents**
**December 31, 2019**

McBee & Co.
A Professional Corporation
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Director and Member of Linden Thomas and Company Securities, LLC**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Linden Thomas and Company Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Linden Thomas and Company Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Linden Thomas and Company Securities, LLC's management. Our responsibility is to express an opinion on Linden Thomas and Company Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Linden Thomas and Company Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Linden Thomas and Company Securities, LLC's financial statements. The supplemental information is the responsibility of Linden Thomas and Company Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

**McBee & Co., PC**

We have served as Linden Thomas and Company Securities, LLC's auditor since 2017.

Dallas, Texas

February 26, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

**Linden Thomas and Company Securities, LLC**
**Statement of Financial Condition**
**December 31, 2019**

| | | |
|---|---|---|
| Assets | | |
| Cash and cash equivalents | $ | 9,752 |
| Due from other broker dealers | | 894,729 |
| Clearing firm deposit | | 100,000 |
| Prepaid expenses and other assets | | 13,550 |
| Total Assets | $ | 1,018,031 |
| | | |
| Liabilities and Member's Equity | | |
| Liabilities | | |
| Accounts payable and accrued liabilities | $ | 2,348 |
| Total Liabilities | | 2,348 |
| Member's Equity | | 1,015,683 |
| Total Liabilities and Member's Equity | $ | 1,018,031 |

*The accompanying notes are an integral part of these financial statements.*

**Linden Thomas and Company Securities, LLC**
**Statement of Operations**
**For the Year Ended December 31, 2019**

| | | |
|---|---|---|
| Revenues | | |
| | Commission income | $ 2,256,748 |
| | Other income | 300,261 |
| | Total Revenues | 2,557,009 |
| Expenses | | |
| | Clearing and execution fees | 98,643 |
| | Other trading costs | 18,148 |
| | Technology and communications | 61,459 |
| | Regulatory fees and expenses | 27,692 |
| | Office and administrative services | 979,080 |
| | General and administrative | 207,639 |
| | Total Expenses | 1,392,661 |
| Net gain | | $ 1,164,348 |

*The accompanying notes are an integral part of these financial statements.*

**Linden Thomas and Company Securities, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2019**

| | |
|---|---|
| Balance at December 31, 2018 | $ 234,943 |
| Capital contributions | 184,623 |
| Capital distributions | (568,231) |
| Net gain | 1,164,348 |
| Balance at December 31, 2019 | $ 1,015,683 |

*The accompanying notes are an integral part of these financial statements.*

**Linden Thomas and Company Securities, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2019**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net gain | $ 1,164,348 |
| Adjustments to reconcile net gain to net cash from operating activities: | |
| Changes in assets and liabilities: | |
| Due from other clearing firm | (769,506) |
| Prepaid expenses and other assets | 799 |
| Accounts payable and accrued liabilities | (10,878) |
| Net cash from operating activities | 384,763 |
| Cash flows from financing activities: | |
| Capital contributions | 184,623 |
| Capital distributions | (568,231) |
| Net cash from financing activities | (383,608) |
| Net increase in cash and cash equivalents | 1,155 |
| Cash and cash equivalents, beginning of period | 8,597 |
| Cash and cash equivalents, end of year | $ 9,752 |

Supplemental Cash Flow Information
Non-cash Activity:

*The accompanying notes are an integral part of these financial statements.*

## Linden Thomas and Company Securities, LLC
## Notes to Financial Statements
## December 31, 2019

Note 1 – General and Summary of Significant Accounting Policies

*General*

Linden Thomas and Company Securities, LLC (the "Firm") became a registered broker / dealer with the SEC and FINRA on May 11, 2018. The majority of the Firm's business is fee-based through its SEC Registered Investment Advisory firm. The broker / dealer's primary focus is on fixed income securities. Clients overlap both business entities.

The Firm is wholly owned by Linden Thomas Financial Group, LLC ("LTFG"), which is wholly owned by Mr. Stephen Thomas. Mr. Thomas also wholly owns another company, Linden Thomas and Company, LLC ("LTC"). LTC was created in 2004 and was an operational company, but has been inactive, thus Mr. Thomas did not see a business reason to maintain LTC any longer. He chose to merge LTC with and into the Firm's parent company, LTFG (the "Merger"), with LTFG being the surviving entity. The Firm also states the Merger does not result in any changes to the Firm's ownership or management structure. LTFG will remain as the Firm's parent. After the Merger, LTFC changed its name to Linden Thomas and Company, LLC ("LTC"). On September 16, 2019, FINRA concluded that, for purposes of Rule 1017, the change whereby LTC would merge with and into LTFG, wherein LTFG would survive, did not constitute a material change which required the Firm to file an application with FINRA pursuant to Rule 1017.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company will not hold customer funds or safe keep customer securities. The Firm as an introducing broker/dealer clears all transactions with and for customers on a fully disclosed basis with the clearing firm, who promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customer, maintains and preserves such books and records, pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by the clearing broker/dealer.

*Summary of Significant Accounting Policies*

**(a) Basis of Presentation**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**(b) Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

**(c) Estimates**

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

**(d) Fair Value of Financial Instruments**

Cash, receivables due from broker dealers, and clearing firm deposit are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

**(e) Revenue Recognition**

Security transactions (and the related commission revenue and expenses) are recorded on a trade-date basis as securities transactions occur.

Receivables due from the clearing firm are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts.

**(f) Revenue**

The table below represents total commission revenue and other revenue disaggregated by investment product category.

| | | |
|---|---|---|
| Commission income | | |
| General securities | $ | 29,474 |
| Mutual funds | | 3,888 |
| Mutual fund trails | | 204,263 |
| Municipal bonds | | 461,547 |
| Corporate bonds | | 1,476,386 |
| Government bonds | | 81,190 |
| Total commission income | $ | 2,256,748 |
| | | |
| Other Income | | |
| Sweep interest rebate | $ | 277,444 |

| | | |
|---|---|---|
| Postage and handling | | 38,206 |
| Other interest income | | (15,335) |
| Realized & unrealized net gains on investments | | 2,461 |
| Other revenue | | ( 2,515) |
| Total other income | $ | 300,261 |

**(g) Income Taxes**

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

**(h) Recently Issued Accounting Pronouncements**

The Company implemented revenue recognition practices in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 606 at the time significant operations commenced. As such, for its primary activities where the Company receives commissions acting as an agent, the Company satisfies its performance obligations at a point in time, the trade date. The transaction price is established in the contract and allocated accordingly.

Interest income is not subject to ASC 606.

Other recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $1,002,133 and was $952,133 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.0023 to 1.00.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

Note 3 – Related Party Transactions

The Company has an Office and Administrative Services Agreement with its Parent. Under this Agreement, the Company incurred $979,080 in fees for the period from January 1, 2019 to December 31, 2019. As of December 31, 2019, the Company had no accrued liabilities payable to its Parent. The existence of this association may create operating results and a financial position significantly different than if the companies were autonomous.

Note 4 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company clears its transactions through another securities broker-dealer, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. At December 31, 2019, there were no amounts to be indemnified to the clearing brokers.

Note 5 – Commitments and Contingencies

The Company has no significant commitments or contingencies at December 31, 2019.

Note 6 - Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2019, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7 – Subsequent Events

We have evaluated all subsequent events through February 27, 2020, the date on which these financial statements were available to be issued, and determined that there are no subsequent events to record or disclose.

# Supplemental Information

**Linden Thomas and Company Securities, LLC**
**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**December 31, 2019**

| | |
|---|---|
| **COMPUTATION OF NET CAPITAL** | |
| Total ownership equity qualified for net capital | $ 1,015,683 |
| Deductions and/or charges: | |
| Non-allowable assets | |
| Prepaid expenses and other assets | (13,550) |
| Net capital before haircuts on securities positions | 1,002,133 |
| Haircuts on securities positions | - |
| Net Capital | $ 1,002,133 |
| **AGGREGATE INDEBTEDNESS** | |
| Items included in statement of financial condition: | $ 2,348 |
| Accounts payable and accrued liabilities | |
| Total aggregate indebtedness | $ 2,348 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 157 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 50,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 952,134 |
| Net capital in excess of required minimum | $ 942,133 |
| Net capital less greater of net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital | |
| Ratio: aggregate indebtedness to net capital | .0023 to 1 |

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report, Part IIA, Form X-17A-5.

**Linden Thomas and Company Securities, LLC**
**Schedule II**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**At December 31, 2019**

The Company is exempt from the provision of Rule 15c 3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Wells Fargo Clearing Services, LLC DBA First Clearing, LLC

**Linden Thomas and Company Securities, LLC**
**Management's Exemption Report**
**For the Year from January 1, 2019 to December 31, 2019**

McBee & Co.
A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Director and Member of Linden Thomas and Company Securities, LLC**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Linden Thomas and Company Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Linden Thomas and Company Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Linden Thomas and Company Securities, LLC stated that Linden Thomas and Company Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. Linden Thomas and Company Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Linden Thomas and Company Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**McBee & Co., PC**

Dallas, Texas
February 26, 2020

Premiere Asset
Management & Consulting

LINDEN
THOMAS
AND COMPANY

Linden Thomas & Company
516 North Tryon Street
Charlotte, NC 28202

704 554 8150
877 554 8150 toll-free
704 554 8350 fax

www.LindenThomas.com

**Linden Thomas and Company Securities, LLC's Exemption Report**

Linden Thomas and Company Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We confirm, to the best of our knowledge and belief, that:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(ii) throughout the most recent fiscal year without exception.

Linden Thomas and Company Securities, LLC

I, Deirdre Patten Kowalski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct

Deirdre Patten Kowalski, CCO & FinOp
February 27, 2020